Summarized Minutes of the Meeting of the Board of Directors

DATE AND TIME: On February 5, 2025, at 5:00 p.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the members elected, with the participation of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Based on subitem 6.8, XIX of the Company's Bylaws and the favorable opinion of the Supervisory Council, the Board members resolved to increase the subscribed and paid-in capital, within the limit of the authorized capital provided for in the Company's Bylaws, in the amount of R$ 33,334,060,190.00 (thirty-three billion, three hundred thirty-four million, sixty thousand, one hundred ninety Brazilian reais), from R$90,729,000,000.00 (ninety billion, seven hundred and twenty-nine million Brazilian reais), to R$124,063,060,190.00 (one hundred twenty-four billion, sixty-three million, sixty thousand, one hundred ninety Brazilian reais) subject to the conditions as follows:

1. **Capitalization of Reserves:** R$33,334,060,190.00 (thirty-three billion, three hundred thirty-four million, sixty thousand, one hundred ninety Brazilian reais) recorded in the balance sheet from December 31, 2024, in Revenue Reserves – Statutory Reserves of the Company.

2. **Ten percent (10%) Bonus Shares**: due to this capitalization of reserves, 980,413,535 new book-entry shares, with no par value, will be issued, of which 495,829,036 common and 484,584,499 preferred shares, to be attributed free of charge to the Company's stockholders, as a bonus, in the proportion of one (1) new share of the same type for every ten (10) shares held, with treasury shares also included as bonus shares.

2.1. **Base Date**: holders of shares in the final stockholding position on March 17, 2025 will be entitled to the bonus shares.

2.2. **Trading**: the new shares will be released for trading "ex" bonus rights as of March 18, 2025, with these new shares being included in the stockholders' position on March 20, 2025.

2.3. **Right of Bonus Shares**: the new shares will be fully entitled to the earnings to be declared after March 20, 2025, under the same terms as the common and preferred shares held.

2.4. **Dividends:** monthly dividends will be kept at R$0.015 per share, so that the total amounts monthly paid by the Company to stockholders will be added by ten percent (10%) after the inclusion of the bonus shares in the stockholding position. The minimum annual dividend guaranteed to preferred shares will also be kept at R$0.022 per share.

2.5. **Auction of Share Fractions**: bonus shares will always be granted in whole numbers. After the period from February 06, 2025 to March 17, 2025 elapses, any remaining fractions arising from the bonus shares will be separated, grouped in whole numbers and sold at auction at B3 S.A. - Brasil, Bolsa, Balcão, and the net proceeds from this sale will be made available to the holders of these fractions at a date to be informed by the Company in due time.

Therefore, stockholders holding common and/or preferred shares of the Company in a number that is not a multiple of ten (10) and who wish, at their free and exclusive discretion, to adjust their stockholding positions in multiples of ten (10), may, in the aforementioned period: (i) trade in the secondary market; (ii) transfer through accounts held by the same holder at different brokers; and/or (ii) transfer, by trading in the private environment of a non-organized over-the-counter market (transactions not registered at B3), the number of shares required to receive the bonus shares in whole numbers.

2.6. **Cost of Bonus Shares**: the cost attributed to the bonus shares is R$ 34.00 per share, in accordance with Article 58, paragraph 1, of Regulatory Instruction No. 1,585/15 of the Federal Revenue Service, as well as Article 843, paragraph 1, of the Income Tax Regulation /18 and Article 10, paragraph 1, of Law No. 9,249/95.

2.7. **Foreign Market**: simultaneously with the transaction in the Brazilian market and in the same proportion, the securities traded in the U.S. market (ADR – American Depositary Receipt) will also be issued shares bonus at ten percent (10%), so that investors will receive one (1) new ADR for every ten (10) ADRs held as of the base date. Accordingly, ADRs will continue to be traded at the proportion of one (1) preferred share of the Company for one (1) ADR.

3. **Amendment to the Bylaws:** as a result of the capitalization of reserves with bonus shares, the Company's Bylaws will be amended at the next Stockholders' General Meeting to record the new subscribed and paid-in capital of R$124,063,060,190.00 (one hundred twenty-four billion, sixty-three million, sixty thousand, one hundred ninety reais), represented by 10,784,548,883 book-entry shares with no par value, of which 5,454,119,395 are common and 5,330,429,488 are preferred shares.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, was signed. São Paulo (SP), February 5, 2025. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Ricardo Villela Marino - Vice-Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Fabrício Bloisi Rocha, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board Members.

GUSTAVO LOPES RODRIGUES

Investor Relations Officer